UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
 SECURITIES EXCHANGE ACT OF 1934

For the month of November 2002

(Commission File No. 001-14487)

TELE NORTE LESTE PARTICIPACOES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of registrant's name in English)

Rua Humberto de Campos, 425 - 8 andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes           No  X


SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
					TELE NORTE LESTE PARTICIPACOES S.A.

Date:	November  01, 2002
By
Name:	Marcos Grodetsky
Title:						Director of Investor Relations


































































2.1 TMAR

The wireline installed platform (LI) reached 17.6 million lines at the end of 3Q02, a 2.0% increase over 3Q01. Telemar continues to optimize its installed platform, in order to reduce infrastructure costs and capital expenditures.

The wireline plant in service (LIS) totaled 15.1 million at the end of 3Q02, a
 3.4% increase over the same period last year. LIS include public phones, which grew 3.4% over 3Q01, reaching 719,000 units at the end of 3Q02. During the quarter, the Company activated a total of 622,000 lines and disconnected
 453,000 lines, resulting in net additions of 169,000 lines (1.1% over 2Q02
 LIS).

The utilization rate of fixed lines installed (UTI) reached 85.8% by the end of 3Q02, showing a slight recovery from 3Q01, as illustrated in Exhibit 1.

The digitalization rate of the local network reached 97.8% in 3Q02, representing an increase of 1.2 p.p. over 3Q01.

At the end of 3Q02 there were 834,000 lines blocked, representing a 29.6% decrease over 3Q01 figures. The chart in Exhibit 2 reflects the ratio of blocked lines to total plant in service, showing a significant improvement over the previous quarters, due to the measures adopted by the management to prevent / combat delinquency.
Of total lines blocked at the end of 3Q02, 62.9% were partially blocked (for outgoing calls) while 37.1% were totally blocked (for both outgoing and incoming calls). When compared to the same period last year, there was a reduction in the ratio of lines fully blocked to total LIS (43.8% in 3Q01), due to initiatives adopted to encourage customers to pay their bills before getting disconnected.

The Company has been investing in the enhancement of its customer base, by implementing loyalty and retention programs, followed by a closer monitoring of lower income segment accounts, in order to avoid delinquency.











These initiatives are showing positive results, with a reduction of disconnected lines, in absolute terms and relative to average lines in service, as shown in Exhibit 3.







2.2 Oi

At the end of 3Q02, three months after launching service, the wireless subscriber base reached 502,000 clients, of which approximately 80% were using prepaid plans (Oi Card) and 20% using post paid plans (Oi Contract), surpassing the Company's initial expectations both in terms of total subscribers and of client mix (500,000 clients after 8 months of operations with a 90% / 10% mix).
The achievement of 500,000 subscribers in just one quarter has no precedent in the Brazilian wireless market. This is explained by the success of the initial branding campaign, as well as by the GSM technology diferential (clone proof, higher data transmission speed and diversity of handsets and services). At the end of the quarter, Oi had a market share, in its region, of approximately 3.6%, covering 396 of the main cities in its Region.
Oi currently has 2,300 sites in its network, of which 1,500 are of its property and 800 are shared with Telemig Celular, Amazonia Celular, Vesper, BCP, TIM Maxitel, TIM Nordeste and TMAR. On the other hand, Oi shares 442 of its own sites with TIM (SMP) and Vesper.
In Sep/02, Oi signed interconnection and roaming agreements with TIM, for the Personal Mobile Service (SMP) with GSM technology, covering Sao Paulo,
 Brasilia and other main states out of its region, which increases Oi's competitiveness, mainly in the corporate segment and with high-end users.


3.1 Consolidated Gross Revenue

The consolidated gross revenue totaled R$ 4,206 million in 3Q02, a 17.8%
 increase over 3Q01. Comparing the first 9 months of 2002 and 2001, the increase was 17.7%.
The increase in the quarter was mainly due to growth in local and long distance service revenues, as well as to new revenues from startup wireless operations (Oi).



Net Revenue in 3Q02 reached R$ 3,083 million, a 17.4% increase over 3Q01.

The following table (Exhibit 5) shows the gross revenue breakdown in the period:

Gross Revenue - R$ Mn
3Q02
3Q01
Change
9M02
9M01
Change
Wireline Business
4,041
3,570
471
11,573
9,976
1,597
Local
1,916
1,677
239
5,308
4,431
877
Long Distance
457
304
153
1,208
876
333
Public Phones
180
131
48
487
440
47
Fixed-to-Mobile
832
801
31
2,483
2,339
145
Network Usage
330
395
(66)
1,150
1,120
30
Data
233
196
38
685
571
114
Others
92
65
27
252
200
52
Wireless Business
166
-
166
166
-
166
Total
4,206
3,570
637
11,739
9,976
1,763

Following is the analysis of the revenue performance in the quarter.


3.1.1 Wireline Services

Local (monthly subscription, traffic and installation fee): Gross revenue reached R$ 1,916 million in 3Q02, a 14.3% increase over 3Q01. Accumulated to 3Q02, this revenue increased 19.8% over the same period last year.

 Monthly subscription revenue reached R$ 1,224 million in 3Q02, a growth of 24.2% over 3Q01, mainly due to the 14.0% rate increase in this service at the end of 2Q02 and the average plant growth in the period. Accumulated in the year, this revenue reached R$ 3,377 million, a 32.7% increase over the same period last year.

* Pulse-based traffic revenue (local calls) reached R$ 628 million in 3Q02, a 17.6% increase over 3Q01, due to local traffic growth and the 9.7% rate increase at the end of 2Q02.
In 3Q02, the local traffic increased 2.6% quarter over quarter.
During the first 9 months of this year, this revenue totaled R$ 1,720 million, a 13.9% increase over the same period last year, mainly caused by a 10.3% growth in local traffic during this period.

* Installation Fees reached R$ 30 million in the quarter, a 76.0% decrease over 3Q01 figures, basically due to the lower number of lines activated in the period (622,000 in 3Q02 against 1,729,000 in 3Q01), a 40% decrease in installation fees as of June/02 and the new promotions that include free installation of additional residencial lines (second/third line), for high end customers. In 9M02 this revenue totalled R$ 117 million, a 59.7% decrease over the same period last year.


Long Distance: on July 06, 2002, the Company began offering international long distance services and, on July 20, 2002, domestic long distance services, both for calls originated in Region 1. The offer of new services and the market share gains in the intra-regional traffic boosted the long distance services revenue to R$ 457 million in 3Q02, a 50.4% increase over 3Q01, which can be broken down as follows:

 Intra and interstate (inside Region 1): in the quarter, revenue increased 43.9% over 3Q01, due to the 19% traffic increase in the period (+5.8% over 2Q02) and the average rate increase of 5% at the end of 2Q02. The traffic increase reflects the long distance market growth and market share gains, backed by new marketing campaigns, such as "Global 31" (corporate plans) and the "3+1 plan" (one free minute for every 3 minutes of use), together with loyalty and retention programs developed.

 Interregional: in only two months of operations, this service contributed R$ 18 million to the consolidated gross revenue.

 International: recorded revenue of R$ 2.0 million in 3Q02. Oi, who owns the international long distance license issued by Anatel, operated this service.

Through September/02, long distance revenue reached R$ 1,208 million, a 38.0% increase over the same period last year, due to a 21% traffic increase in the period, the rate increases, and the additional revenues captured in the interregional and international markets.


Public Telephone (PT): Gross revenue was R$ 180 million in 3Q02, with a 36.6%
 increase over 3Q01.
Until Apr/02, gross revenue of this service was considered net of the discounts given on phonecard sales to dealers.
As of May/02, the company began accounting for these items in a specific account as "discounts from gross revenue". This change in approach has no impact on the net revenue.
The increase of phonecard sales in the quarter, coupled with an 8% rate increase at the end of 2Q02 resulted in a 15% increase in the quarter's gross revenue over 3Q01.
PT revenues include all calls made through public phones (local, long distance and fixed-to-mobile).


Fixed-to-Mobile (VC1, VC2 and VC3): Gross revenue was R$ 832 million in 3Q02, a 3.9% increase over 3Q01.
This increase, lower than what was posted by other services, is due to a 5.7% traffic (VC1, VC2 and VC3) decrease in the period, as a consequence of the educational campaign initiated in Jan/02, stimulating the use of fixed-to-
fixed line calls by emphasizing their more economical rates compared to fixed -to-moblile calls.
This traffic decrease was offset by a 9.9% increase in fixed-mobile rates as of Feb/02. Compared to 2Q02, this revenue grew 2.0%, pulled by a 3.2% traffic increase, exclusively attributed to Oi's operational startup in 3Q02.
In 9M02, gross revenue of this service totaled R$ 2,483 million, with a 6.2%
 growth over 9M01 figures, while respective traffic declined 3.5% in the period.


Network Usage: Gross revenue was R$ 330 million in 3Q02, a 16.6% decrease over 3Q01.
Part of the decrease is largely explained by the growth of the Company's market share in the intra regional long distance market. In fact, when a client chooses Telemar, instead of other operator's selection code to make a long distance call, the Company gets the long distance revenue but, on the other hand, does not receive interconnection revenues it would otherwise receive from the other operator.
Besides that, other long distance service providers have invested in their own network, increasing their points of presence in our region, thereby reducing their use of Telemar's network. The network usage rates, whose increase has not been authorized yet by Anatel, also negatively impacted the revenue of this service.
This revenue totaled R$ 1,150 million in 9M02, a 2.7% growth over the same period last year.

Data Transmission: Gross revenue was R$ 233 million in 3Q02, a 19.3% increase over 3Q01. This revenue accumulated to R$ 685 million in 9M02, showing a 19.2% increase over 9M01 figures, and representing 5.8% of the total consolidated gross revenue in the same period.
The growth in data services was driven by an increase in the offering of leased lines to wireless operators and in the sale of IP services. Regarding other data services, it is important to highlight the growth of Velox, Telemar's ADSL product, which reached R$ 8 Million in 3Q02 (R$ 2 Million in 3Q01), and is an object of increasing focus for our sales force, as a complement to the already existing product for internet access (ISDN).
 At the end of the quarter, these two products had some 165,000 clients.


3.1.2 Wireless Services

The wireless services contributed with R$ 166 million to the consolidated gross revenue in 3Q02, after elimination of inter-company transactions, such as mobile interconnection revenue, for which TMAR is the main client (R$ 16 million). These revenues represented 4% of the consolidated revenue in the quarter.

Analysing Oi's performance on a stand-alone basis, gross revenue totaled R$ 184 million in 3Q02, mainly driven by the sales of handsets (R$ 146 million). Oi's revenue was also composed of network usage (R$ 23 million), outgoing calls
(R$ 6 million), post paid plans (R$ 4 million) and roaming (R$ 2 million).
Oi's net revenue reached R$ 152 Million in the quarter.

International long distance service, which is being offered by Oi, totaled gross revenue of approximately R$ 2 million in 3Q02. It is important to mention that TMAR is currently waiting for Anatel's authorization, after which the international long distance service will be offered only by TMAR.

The monthly average revenue per user (ARPU) was R$ 36.34.




3.2 CONSOLIDATED COSTS AND OPERATING EXPENSES (ex-depreciation) amounted to R$1,798 million in 3Q02, a 17.8% or R$ 390 million decrease over 3Q01 figures
.. This performance in the quarter was influenced by the expenses at Oi of R$ 318 million in 3Q02 (R$ 327 million before elimination of intercompany transactions).
 It should be recalled that in 3Q01, the Company recorded extraordinary expenses of R$ 608 million (see Press Release of 3Q01).

The following table (Exhibit 6) shows the costs and operating expenses breakdown for the main subsidiaries and the consolidated statement:































The following table (Exhibit 7) shows the breakdown of costs and expenses incurred in 3Q02 compared to those of 3Q01, aggregated per type of cost/expense:















Following is the analysis of the main changes in costs and expenses, year over year:

Cost of Services (ex-interconnection) totaled R$ 705 million, of which R$ 241 million are related to Oi (R$ 249 million before elimination of intercompany transactions), showing a 46.2% increase over 3Q01. Excluding Oi's impact, cost of services would have decreased 3.8% in the period.

The main drivers were:
 Third Party Services, with an increase of R$ 70 million in the period (R$ 34 million at Oi), driven by a 5.5% average LIS growth and the incresase in network maintenance outsourcing.

 Materials (including GSM handsets), which totaled R$ 175 million, an increase of R$ 153 million in the period, impacted by the acquisition costs of handsets at Oi, whose sales of handsets largely exceeded the Company's initial expectations.

 Rental and Insurance, which increased R$ 17 million, due to the lease of sites for installation of Oi's stations (R$ 18 million).

 Other costs, with an increase of R$ 16 million, mainly due to the growth in the FISTEL fees (payable to Anatel), related to Oi's new client activations and site installations (R$ 13 million).

The increase in these cost items was partially compensated by lower personnel expenses in the period (-R$ 34 million), due to a headcount reduction in the wireline business. In 9M02, cost of services increased 30.6% over the same period last year. Excluding Oi's costs, the increase would have been 10.7%, which is lower than both plant and revenue growth in the period.


Interconnection costs were 10.9% (R$ 73 million) lower in 3Q02, when compared to 3Q01 figures. Accumulated in the year, such costs totaled R$ 1,782 million,
 1.1% higher than the same period last year.
The performance of these costs is directly associated with the modest growth of fixed-to-mobile traffic in the period (see analysis of fixed-mobile revenue, page 6).


Selling Expenses reached R$ 309 million in 3Q02, with a 39.6% decrease over 3Q01. Oi was responsible for R$ 58 million consolidated selling expenses in the quarter (R$ 78 million before elimination of intercompany transactions).
Excluding bad debt adjustments made in 3Q01 (R$ 163 million) - when the Company started to include corporate customers, government and other telecom service providers in bad debt provisions - the reduction would have been 11.4%.
The lower bad debt provisions, which totaled R$ 126 million in 3Q02 -
 representing 3% of the quarter's gross revenue (as can be seen on Exhibit 8) , was the main factor responsible for the decrease in selling expenses. During the quarter, however, the Company rescheduled its billing dates, to give customers more payment flexibility, which resulted in an immediate and punctual improvement of that ratio. The accumulated bad debt ratio in 2002 reached 4.2% of the gross revenue in the period, 2 p.p. lower than the one recorded in the same period last year (6.2%).

The other main items which affected selling expenses, year over year, were:

 Personnel, which increased R$ 11 million, compared with 3Q01 figures, mainly due to Oi's and Contax headcount increase, the latter due to new contracts which required 1,900 new attendant positions at the Company's call centers.

 Third Party Services (+R$ 26 million), impacted by R$ 22 million in commissions to dealers and logistic expenses at Oi.

 Marketing expenses (+R$ 7 million), of which Oi accounted for R$ 22 million (mainly brand launching), highly offset by a reduction in TMAR's marketing expenses.


General and Administrative Expenses increased R$ 32 million (18.5%) in 3Q02 over 3Q01, of which R$ 20 million corresponded to Oi's expenses, as of 3Q02.


Other Operational Expenses (Revenues) in 3Q02, registered a revenue of R$ 17 million, compared to an expense of R$ 352 million in 3Q01, when the Company recorded extraordinary contingency provisions and other expenses (see 3Q01 Press Release). In 9M02, other operational revenues totaled R$ 172 million (versus R$ 289 million in 3Q01), mainly due to the effect of a non-recurring R$ 153 million gain in 1Q02, related to a recovery of Sistel pension fund contributions made by the Company (see 1Q02 Press Release).


Personnel expenses totaled R$ 202 million in 3Q02, showing a 9.4% reduction (R$ 21 million) over 3Q01 figures. The decrease in these expenses, in the quarter, reflects a headcount reduction of 13,214 employees in the wireline business (including the holding company), which ended the quarter with
10,623 employees - a 55% reduction in the period. Contax and Oi increased their headcount by 3,732 and 518 employees, respectively, over 3Q01, due to the expansion of their operational activities.


















The wireline productivity ratio, measured by the number of lines in service per full-time employee reached 1,423 at the end of 3Q01, a 132% increase over
 3Q01, showing a steady improvement over the past several quarters.





CONSOLIDATED EBITDA totaled R$ 1,285 million in 3Q02, a 193.9% increase over 3Q01 figure (R$ 437 million). EBITDA margin reached 41.7% in 3Q02, compared with a 16.7% margin in 3Q01.
The EBITDA growth in 3Q02 reflects a net revenue growth of 17.4%, associated with strong cost control and higher efficiencies which resulted from the consolidation of the wireline business.

The reduction in the EBITDA margin, when compared to the 47.9% margin recorded in 2Q02, is a direct consequence of the inclusion of Oi's results in the consolidated income statement as of 3Q02, which negatively impacted (-5.4%)
the consolidated EBITDA margin. TMAR registered a 48.7% EBITDA margin in the 3Q02.

In 9M02, EBITDA reached R$ 4,030 million, a 57.5% increase when compared to 9M01 figure. The margin in the same period reached 46.6%, which was 11.9 p.p.
 higher than in 9M01.

The comparison of EBITDA and respective margins year over year should take into account the extraordinary adjustments made in 3Q01, as well as the impact of Oi's initial results in 3Q02.

The following table shows the adjusted EBITDA for the periods being analised (for comparison purposes only):














DEPRECIATION AND AMORTIZATION totaled R$ 975 million in 3Q02, a R$ 188 million or 23.9% growth over 3Q01 figures, and 2.2% over 2Q02, driven by the increase in additions to permanent assets at the end of 2001.
In 3Q02, besides the fixed assets depreciation, the Company started the amortization of Oi's deferred assets (R$ 17 million). The decrease in the wireline business depreciation in the quarter, over 2Q02, is a direct consequence of the end of useful life of certain fixed assets at TMAR (transmission and switching equipments). In 9M02, accumulated depreciation and amortization expenses increased 29.8% over 9M01.

The following table (Exhibit 12) shows depreciation and amortization expenses breakdown in the period:








 NET CONSOLIDATED FINANCIAL RESULT in 3Q02 was a financial expense of R$ 859 million (R$ 500 million in 2Q02).

In the quarter, the net Financial Result derived from:
Financial Revenues of R$ 163 million, mainly resulting from interest received on cash and equivalents, of which R$ 93 million referring to dollar-based investments, as part of the hedging strategy; and

Financial Expenses of R$ 1,021 million, which were R$ 385 million higher than last quarter's figures (R$ 636 million). Such increase in financial expenses, in 3Q02, as shown in Exhibit 13, was mainly due to:

 R$ 175 million of interest on loans, a R$ 48 million increase over 2Q02 figures, due to the accounting of Oi's interest expenses (R$ 47 million)
which had been capitalized, as pre-operational expenses, until June/02;

 R$ 98 million in banking fees and taxes, including CPMF and commissions (R$ 21 million in 2Q02), being R$ 41 million as a complementary provision for CPMF fees and to banking fees and CPMF at Oi (R$ 19 million), which had been also capitalized until June/02;

 R$ 84 million as additional taxes - PIS and Cofins, showing a R$ 55 million increase over 2Q02 figures, due to higher hedging revenues;

 R$ 556 million in monetary and exchange variations on loans and financing, net of swap gains, showing a R$ 223 million increase over 2Q02 figures. This net result includes R$ 228 million of interest expenses (CDI based) incurred on currency swap transactions.
The impact of the exchange variations on the unhedged balances, in the quarter , was R$ 235 million (with a R$ 16 million cash impact), calculated as follows:

    Monetary and Exchange Variations, Net                      R$ 556 million
   (-) Net Interest Expenses (CDI based)                         (R$ 228
 million)
   (-) Dollar Based Financial Revenues                            (R$   93
 million)
   (=)Accounting Effect from Exchange Variation             (R$ 235 million)

It is important to highlight that, at the end of 3Q02, the Company had a positive result of R$ 106 million, as accumulated gains with call spread options which were not accounted for in the period. These gains will only be accounted for upon maturity of these options, during 1Q03 (along the quarter)
, and if the exchange rate, upon maturity, stays above R$ 2.89 / US$.
















EMPLOYEE'S PROFIT SHARING is based upon the achievement of return over invested capital targets (EVA and cash recovery) and collective labor agreements, as well as management's individual performance targets.
At the end of 3Q02, the Company registered provisions of R$ 32.7 million for profit sharing, based on its best estimates of achievement of such targets.

NET INCOME (LOSS) - The Company recorded a consolidated net loss of R$ 382 million in the quarter - (R$ 1.02) per thousand shares, versus a net loss of R$ 429 million in 3Q01. This result was negatively impacted by losses, at Oi, of R$ 297 million (R$ 350 million before elimination).
This quarter's results were also impacted by a R$ 235 million exchange variation effect in the period. In 9M02, the Company recorded an accumulated net loss of R$ 315 million.



ACCOUNTS RECEIVABLE, net of a R$ 312 million provision for doubtful accounts, reached R$ 2,623 million at the end of 3Q02, showing a 9.2% or R$ 222 million increase over last quarter balances, mainly due to the startup of Oi, which ended the quarter with a balance of R$ 137 million accounts receivable.


DEBT - Net debt at the end of 3Q02 was R$ 9,006 million, while total debt reached R$ 10,389 million, being 66.9% denominated in foreign currency. Of the total debt, 12.8% is short term, and the balance matures in over 12 months.








It is worh mentioning that the Company's liquid assets at the end of the quarter (R$ 1,383 million) exceeds its short-term debt (R$ 1,328 million).

The Company's net debt, at the end of 3Q02, reached 9,006 million, being 1.3% lower than the R$9,128 million net debt recorded at the end of the previous quarter. It should be observed that, during 3Q02, the Company made a cash investment of approximately R$154 million in hedging instruments with over one-year maturity (but having full liquidity in the market), as part of its hedging policy for its foreign currency exposure.

Of the R$ 1,328 million short-term debt, some R$ 381 million will be amortized still in 2002. The repayment schedule is as follows:

Period
R$ Million
% of Total
4Q02
380.7
3.7
1H03
353.8
3.4
2H03
780.0
7.5
2004
1,828.8
17.6
2005
2,132.4
20.5
2006
3,041.3
29.3
2007 onwards
1,872.1
18.0
Total
10,389.1
100.0

In relation to 3Q01, year over year, total debt increased R$ 1,483 million, as a consequence of new drawdowns in the PCS credit facility (Oi's Capex) and new supplier credits (TMAR Capex).
Local currency denominated debt totaled R$ 3,439 million (including debentures) , at the end of 3Q02, with an average cost of 16% p.a.
Foreign currency denominated debt totaled R$ 9,245 million (or R$ 6,950 million, net of currency swap result), with an average cost of Libor plus 5%
 p.a., for US dollar contracts, 1.7% p.a., for yen contracts and 12.3% p.a.
 for a currency basket contract. Such debt was partially hedged (86.2%) at the end of the quarter, being 80.6% with currency swaps and 5.6% with U.S.
 dollar based investments. See the analysis of "Net Consolidated Financial Result", on page 12.
The following chart (Exhibit 16) shows the debt currency breakdown
(considering the results from swap operations):















From total currency swap operations, some 84% are scheduled according to the respective debt maturities. For accounting purposes, option gains are not accounted as revenues. For the nine months to September 30, 2002, the accumulated gains totaled R$ 106 million, which will be recognized only upon maturities, in 1Q03 (along the quarter), and if the exchange rate stays above R$ 2.89 / US$.

During 3Q02, the Company raised R$ 505 million new debt, as follows:

 R$ 258 million (TNE loan with KFW Bank - Germany) to finance equipment acquisition at TMAR;

 R$ 168 million, disbursed from the credit facility arranged to finance Oi's network rollout (suppliers and pool of banks).

At the end of the quarter, Suppliers and Other Accounts Payable (Current
 Liabilities) totaled R$ 1,440 million, an 1.8% increase over 2Q02, mainly due to the acquisition of Oi's GSM handsets. When compared to 3Q01 figures, these accounts decreased 38.5%.







At 09/30/02, the Suppliers account included a R$ 269 million balance to be paid with long term financing, as agreed with our suppliers.


CAPEX reached R$ 509 million in 3Q02, of which 45.6% was allocated at Oi. This amount is significantly lower than 3Q01 Capex, and represents 16.5% of the period's net revenue, reflecting the Company's strategy to optimize the use of existing assets.

It is important to highlight that from Oi's and TMAR's Capex in 2002, approximately 50% and 30%, respectively, are subject to currency fluctuation.
 In 9M02, total Capex reached R$ 1,334 million, 15.4% of the period's net revenue. Considering only the wireline business (TMAR), Capex reached R$
609 million in 9M02, representing only 7.0% of the net revenue in the period.













TNE's and TMAR's new Executive Officers

* TNE

As part of the new structure for Telemar's executive management, defined during the Company's General Shareholders Meeting held on September 30, 2002,
 TNE's Board of Directors, on October 02, 2002, named the new executive officers:

Jose Fernandes Pauletti 		 	- President
Ronaldo Iabrudi dos Santos		- Superintendent Director
Luiz Eduardo Falco			- Superintendent Director
Francisco Tosta Valim Filho		- Director
Marcos Grodetzky			- Director
Julio Cesar Pinto				- Director

Additionally, Mr. Valim Filho is responsible for the Company's Financial area, while Mr. Grodetzky and Mr. Pinto are in charge of the Treasury and Controlling areas, respectively. Mr. Grodetzky also holds the position of
 Investor Relations Officer.

* TMAR

On the same date, TMAR's Board of Directors also named the new executive officers:

Francisco Tosta Valim Filho		- Financial Director
Marcos Grodetzky			- Director
Julio Cesar Pinto				- Director

Mr. Grodetzky and Mr. Pinto are in charge of the Company's Treasury and Controlling areas, respectively, both reporting to the Company's Financial Director, Mr. Valim Filho. Mr. Grodetzky also holds the position of
Investor Relations Officer.
TMAR's new board of executive officers is composed of:

Ronaldo Iabrudi dos Santos		- President
Francisco Tosta Valim Filho		- Financial Director
Marcos Grodetzky			- Director
Julio Cesar Pinto				- Director
Geraldo Pereira de Araujo		- Director


Share Buyback Program

On August 02, 2002, TNE's and TMAR's Board of Directors approved a new shares / options buyback program.
Under the program, TNE can acquire up to 1,823 million of its common shares
 (1.48%) and 7,970 million of its preferred shares (3.1%); while TMAR can acquire up to 296 million of its common shares (0.3%) and 769 million of its preferred shares class "A" (0.6%).
No buybacks have been made in the quarter.



	   Oi's Status


Domestic and International Roaming Agreements

In September 2002, Oi signed interconnection and roaming agreements with TIM (SMP), which enables the Company to offer nationwide GSM roaming to all of its clients, increasing the Company's competitiveness, mainly in the corporate segment and with high-end users. At the end of the quarter, Oi had international roaming agreements with 32 GSM operators, in 22 countries, as follows:

























Oi already signed interconnection agreements with other GSM operators in the United States, Canada, Chile, Argentina and Bolivia, among other countries in Latin America, for which the international roaming service is in a testing phase, expected to be available until 2002 year-end.



Tax Rate Increase - PIS

On August 29, 2002, the Brazilian government established that the current PIS tax rate of 0.65% will be increased to 1.65% as of December 01, 2002.
It also allows companies to offset their PIS tax payable with the PIS credits paid in several operational costs and expenses, such as interconnection, energy, fuel, oil, machinery and equipment, as well as in financial expenses, incurred with domestic financial institutions.
According to the concession agreement, the company will request  Anatel's permission to immediately transfer the net impact of this tax increase to its service rates.


Legal Dispute with Embratel

In September 2002, Telemar Norte Leste S.A (TMAR) filed two collection lawsuits against Embratel, related to overdue interconnection charges. This is an industry-specific issue, which requires a total fulfillment of its rules, with no exceptions.

All telecommunication companies in Brazil use a clearing system known as "Detraf" (Traffic Measurement Statement) to determine the appropriate remuneration for the reciprocal use of their network. The "Detraf"
statement generates the monthly receivables and payables based on the reported traffic, thus guaranteeing the integrated operation of all telecom companies in Brazil.

Until the privatization of the telecom companies, Embratel worked as the clearinghouse for all the Telebras system. For several reasons, since 1998, different companies started to develop and run their own clearing systems. On August, 2001, Telemar started to work with Cleartech, an independent company run by the EDS Group, and CPqD - Fundacao Centro de Pesquisa e
 Desenvolvimento das Telecomunicacoes, a research and development center formerly operated by Telebras and DBA, a software provider widely known in Brazilian telecommunication industry

However, since August 2001, Embratel has started to withhold, unilaterally, the amounts due to Telemar, imposing serious damages to the Company, putting in check the system's credibility and creating a serious precedent which could destabilize the whole sector.

In an attempt to prevent such illicit practices, Telemar filed an administrative proceeding with Anatel, which determined, on July 12, 2002, that Embratel should: (i) "pay, within 72 hours, the overdue amounts related to the respective traffic statements from August 2001 to February 2002"; (ii) "abstain from practicing any form of revenue retention, making use instead of the adequate procedures to contest the amounts it considers controversial". This ruling has simply not been followed by Embratel, nor has that company appealed the decision.

Therefore, Telemar's management was left with no alternative to enforce its rights, than taking the matter to the courts.



The first lawsuit charges the amount of R$ 219 million, which represents the overdue payments retained by Embratel related to the use of Telemar's network from August 2001 to August 2002.

The second lawsuit aims to stop Embratel from retaining the monthly payments for the use of Telemar's network, according to the Interconnection Agreement signed by both companies and Anatel's decision. In this lawsuit, Telemar obtained a pre-decision which establishes a daily penalty of R$300.000 to Embratel for payments retained.

With these measures, Telemar aims to protect its shareholders' interests and ensure the credibility and the normal functioning of the telecom system in Brazil.


Telemar  Board Approves Acquisition of Pegasus

The Company issued, on October 30, 2002, the following press release:
"Tele Norte Leste Participacoes, S.A. (NYSE: TNE) announced today that the
 Boards of Directors of both TNE and Telemar Norte Leste (TMAR) have approved the completion of the acquisition of Pegasus Telecom, S.A., thus taking another step to solidify the company's nationwide presence.
 Following is the background to this decision and the details of the transaction:
On July 11, 2002, TNE and TMAR informed the Market that they had signed advisory agreements with UBS Warburg and Goldman, Sachs & Co., for the purpose of initiating an economic and financial appraisal of PEGASUS TELECOM
 S.A. ("Pegasus") seeking to possibly acquire stock control or increase the ownership interest held in the capital stock of this company. These appraisals have recently been completed and submitted to the managements of TNE and TMAR, along with the outcome of both accounting and legal due diligence investigations conducted by PriceWaterhouseCoopers Auditores and
 Barbosa, Mussnich & Aragao Advogados, retained by TNE and TMAR. The management of TNE and TMAR have examined the result of these studies and submitted their recommendations to the respective Boards of Directors.
The Boards of Directors of TNE and TMAR, at meetings that took place on October 30, 2002, recommended the approval and completion of the following transactions: (i) TMAR will acquire shares representing 99.999% of the capital stock of Pegasus; and (ii) TNE will transfer to TMAR the interest it currently holds in the capital stock of Pegasus, which is equivalent to
 24.44%. The disposal of the ownership interest held by TNE in Pegasus will be made for the same price per share to be paid to the other sellers.
The economic and financial appraisal of Pegasus was carried out based on the financial statements as of June 30, 2002. The appraised value, which is the average of the appraisals of the two financial institutions mentioned above, is R$ 560,950,000, before deducting the financial indebtedness. On that date, the net Fixed Assets totaled the amount of R$ 474,746,630, and the financial indebtedness was R$ 339,146,296. The acquisition of the Pegasus shares by TMAR, to be voted on at an Extraordinary General Shareholders' Meeting (AGE) of TMAR, will use as reference the following components:
(i) R$ 221,803,704 (appraisal value less indebtedness), to be adjusted by the difference between the actual value of the financial indebtedness of
 Pegasus, ascertained on the date of execution of the purchase and sale agreement and on June 30, 2002, which is the base date for said value;
(ii) the amount of R$ 114,000,000, recommended by TMAR's Board of Executive Officers, which results from the potential synergies and savings that the transaction brings to TMAR; and (iii) the tax credit arising from Pegasus tax losses, the amount of which is estimated at R$ 44,000,000, as of the base date of June 30, 2002. If, and to the extent that this tax credit is actually used by TMAR and/or Pegasus in the future, the corresponding amount will then be paid to the sellers concurrently with its use.
The above items will be considered by all voting shareholders during the Extraordinary General Shareholders Meeting, with the exception of item (ii), for which the controlling shareholders have decided to abstain and leave the issue for the consideration of minority shareholders only.
Pegasus Telecom is a telecommunications company with head offices in the City of Sao Paulo and is engaged in the provision of specialized limited services, covering broadband data transmission and Internet access services, primarily in the corporate and business markets, with the support of a fiber optic cable network and a wireless system. The company is present in several cities of the mid-southern region of Brazil. Pegasus also holds ANATEL licenses to provide specialized network services and specialized circuit services within the Brazilian territory and worldwide. Pegasus has several metropolitan rings and a backbone covering the states of Minas Gerais, Goias, Federal District (Brasilia), Rio de Janeiro, Sao Paulo, Parana, Santa
Catarina and Rio Grande do Sul, which are supplementary to the long-distance network (backbone) of TMAR. With this acquisition, TMAR will have a broad national coverage, and will thus be able to provide better services to its clients in the data transmission area, with greater opportunities for market expansion.
The acquisition of a controlling interest in Pegasus by TMAR will be submitted for ANATEL's approval in due course. TMAR shareholders may obtain further details on the transaction at the following address: Rua Humberto de Campos, n 425, Rio de Janeiro, RJ. Arrangements for this purpose can be made with Mr. Jose Carlos (Investor Relations)."



* LINES IN SERVICE - We estimate total net additions to LIS of approximately to 400,000 lines for the full year 2002;



 REVENUE - The consolidated revenue growth in 4Q02 should be driven by the expansion of the domestic and international Long Distance services and by the increase of Oi's operations and revenues;



 CAPEX - We estimate a consolidated total Capex of up to R$ 2.0 billion in 2002, even considering the impact of Brazilian currency devaluation;



 BAD DEBT - The bad debt levels through September/02 (9M02 Consolidated Bad Debt of 4.2%) were better than expected, as a consequence of the iniciatives adopted since the beginning of the year. We maintain the guidance of an average bad debt ratio bellow 5% of gross revenue in 2002;



 INDEBTEDNESS - We estimate that the Company will generate enough cash to keep its net indebtedness around R$ 9 billion level, by the end of 2002;



 OI - The entrance of a new GSM player in the market should reduce Oi's clients acquisition rhythm, compensated by the positive sales seasonal effect of year end. As a result, we estimate that Oi should reach up to 1 million clients, by the end of 2002;






































NEXT EVENTS:

November 05, 2002 -  (13:00h Brazil / 10:00h New York) - Conference Call
(in English)
Presentation slides will be available 1 (one) hour before at
 http://www.telemar.com.br/ri/docs/confcall3Q02.ppt
     Access:  1-888-318-6432 (U.S.)
					          1-334-260-0508 (Brazil and other
 countries)
Security Code:  Telemar
     Replay:   1-800-858-5309 (U.S.) (Available until Nov. 19, 2002)
					          1-334-323-7226 (Brazil and other
 countries)
				     		Access Code: 40487
 						Pass Code: 20453

November 19, 2002 - (17:00h - Rio de Janeiro - Brazil) - Rio Analysts Meeting in ABAMEC's auditorium located at Avenida Rio Branco, 103 - 21 andar - Rio de Janeiro, RJ - Information: (21) 2509.9596

November 21, 2002 - (16:00h - Sao Paulo - Brazil) - Sao Paulo Analysts Meeting in ABAMEC's auditorium located at Rua Sao Bento - 5th sobreloja - Sao Paulo, SP - Information: (11) 3107.1571





FOR MORE INFORMATION, PLEASE, CONTACT:


TNE- INVESTOR RELATIONS		   			              THOMSON
FINANCIAL CORPORATE GROUP
invest@telemar.com.br						Isabel Vieira
 (isabel.vieira@tfn.com)
Pho: 55 (21) 3131 1314/1315/1316/1313					Richard
Huber (richard.huber@tfn.com)
	Pho: 1 (212) 807 5026 / 014 / 110
									Fax: 1 (212) 509 5824

This presentation contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and involve inherent risks and uncertainties.
 These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. This presentation contains non-audited results which may differ from the final audited ones.